Exhibit 99.1

IMMEDIATE	22 October 2004

Royal & SunAlliance notice of nine month results

Royal & SunAlliance announces that its nine month results 2004 will be released on Thursday 11 November 2004 at 7.00am. A briefing to analyst will take place via conference call and can be accessed live via the company website (www.royalsunalliance.com)

An indexed version of the presentation will be available on the website following the meeting.

–ENDS–